Exhibit (a)(5)(xviii)

Seneca Foods Announces Final Results
of Modified Dutch Auction Tender Offer

MARION, N.Y. March 10, 2021- Seneca Foods Corporation (NASDAQ: SENEA, SENEB) (“Seneca” or the “Company”), one of North America's leading providers of packaged fruits and vegetables with facilities located throughout the United States, today announced the final results of its modified Dutch auction tender offer, which expired at 6:00 p.m., New York City time, on Tuesday, March 9, 2021.

Based on the final count by Computershare Trust Company, the depositary for the tender offer (the “Depositary”), Seneca has accepted for purchase 531 shares of its Class A common stock, par value $0.25 per share (the “Class A Shares”), at a price of $46.00 per Class A Share, for an aggregate cost of $24,426, excluding fees and expenses relating to the tender offer. As Seneca accepted for purchase all the Class A Shares that were properly tendered and not properly withdrawn at a price at or below $46.00, there is no proration factor. The Company will promptly pay for the Class A Share repurchases with available cash.

“We believe our shares are undervalued, and we saw a tender offer as an opportunity to enhance value for our shareholders based upon the then current share price of our common stock,” said Seneca Chief Executive Officer Paul Palmby. “We believe the undersubscribed tender offer is clear evidence that shareholders share our view.”

BofA Securities, Inc. acted as Dealer Manager for the tender offer, Georgeson LLC acted as Information Agent for the tender offer and Computershare Trust Company acted as the Depositary for the tender offer. All inquiries about the tender offer should be directed to the Dealer Manager or the Information Agent toll free at (888) 803-9655 or (866) 628-6079, respectively.

About Seneca Foods Corporation

Seneca Foods is one of North America’s leading providers of packaged fruits and vegetables, with facilities located throughout the United States. Its high quality products are primarily sourced from over 1,600 American farms. Seneca holds the largest share of the retail private label, food service, and export canned vegetable markets, distributing to over 90 countries. Products are also sold under the highly regarded brands of Libby’s®, Aunt Nellie’s®, Green Valley®, CherryMan®, READ®, and Seneca labels, including Seneca snack chips. Seneca’s common stock is traded on the Nasdaq Global Stock Market under the symbols “SENEA” and “SENEB”. SENEA is included in the S&P SmallCap 600, Russell 2000 and Russell 3000 indices.

Contact:
Timothy J. Benjamin, Chief Financial Officer
315-926-8100